July 10, 2015

VIA EDGAR AND U.S. MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Martin James, Senior Assistant Chief Accountant

Re: SunPower Corporation
Form 10-K for the Fiscal Year Ended December 28, 2014
Filed February 24, 2015
Form 10-Q for the Quarterly Period Ended March 29, 2015
Filed April 30, 2015
File No. 1-34166

Dear Mr. James:

This letter responds to the comments (the “Comment Letter”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 26, 2015 to SunPower Corporation (the “Company”) regarding the above-referenced Form 10-K (the “2014 Form 10-K”) for the fiscal year ended December 28, 2014 (“fiscal 2014”) and the above-referenced Form 10-Q (the “Q1 2015 Form 10-Q”) for the fiscal quarter ended March 29, 2015 (“Q1 2015”).

The Staff’s comments are copied below in bold typeface in the same order as set forth in the Comment Letter, with each comment followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 28, 2014

Item 8. Financial Statements and Supplementary Data,

Note 1. The Company and Summary of Significant Accounting Policies

Revenue Recognition, page 87

1.
We note from page 19 that your project installations include a limited warranty of 10 years for defects in workmanship. Additionally, we note from page 20 that you “may incur large liquidated damages” on some of your projects. Please tell us whether you retain continuing involvement in your project installations and whether or not you transfer substantially all the risks and rewards of ownership to the buyers. As a related matter, please tell us whether your warranties include guarantees of system performance or uptime. For these types of projects, please tell us what impact these obligations have on your revenue recognition, including whether you defer revenue related to these obligations. Cite the accounting literature relied upon.

The Company advises the Staff that the Company does not retain continuing involvement in project installations by virtue of its workmanship warranties, potential liquidated damages or system output performance warranties. The Company typically accounts for these projects under either ASC Subtopic 360-20, Real Estate Sales, or ASC Subtopic 605-35, Construction-Type and Production-Type Contracts, depending upon whether the project qualifies as in-substance real estate. Under both Standards, the Company recognizes revenue as the risks and rewards of project ownership are transferred to the buyer. When the Company acts as the engineering, procurement and construction (“EPC”) services provider in respect of a project, revenue is typically recognized over the term of the EPC services agreement using the percentage-of-completion method. Upon completion of the EPC services, substantially all the risks and rewards of ownership have been transferred to the buyer.

The Company advises the Staff that the Company accounts for its workmanship warranties as product warranties pursuant to the product warranties scope exception stated in ASC Topic 460, Guarantees, because workmanship warranties are related to the functional performance of project installations. In addition, the Company considers the provision of a workmanship warranty to be a common industry practice and believes that its warranty does not differ significantly from that of others in the industry with similar warranties. Accordingly, amounts recognized related to workmanship warranties are recorded as a cost of revenue when probable and estimable in accordance with ASC Topic 450, Contingencies, and are incorporated into the “Product Warranties” tabular disclosure in Note 9 of the Notes to Consolidated Financial Statements on page 105 of the Company’s 2014 Form 10-K.

Under certain of its EPC contracts, the Company may be liable for liquidated damages. The most common form of liquidated damages provision creates a potential Company liability for damages in the event that the Company fails to complete its EPC obligations by the deadline agreed in the contract, with the scope of the potential liability limited to damages attributable to the failure to complete EPC services before the contractually stated deadline. The Company regularly monitors the potential for liquidated damages and, to the extent any damages are expected to be incurred, reflects its best estimate of the damages as a reduction of anticipated revenues in its percentage-of-completion calculation in accordance with ASC Subtopic 360-20 or ASC Subtopic 605-35, as discussed above.

The Company accounts for system output performance warranties similarly to how it accounts for workmanship warranties. In connection with system output performance warranties, the Company agrees to pay predetermined stipulated damages in the event the system does not perform to the stated specifications, with certain exclusions or adjustments (e.g., for weather). The system output performance warranty typically terminates if the Company ceases providing operations and maintenance services for the related project, thus the Company is able to identify and remediate potential issues before they have a significant impact on system performance. The Company considers the provision of a system output performance warranty a common industry practice, and believes that its warranty does not differ significantly from that of others in the industry with similar warranties. Accordingly, amounts recognized related to system output performance warranties are recorded as a cost of revenue when probable and estimable and are incorporated into the “Product Warranties” tabular disclosure in Note 9 of the Notes to Consolidated Financial Statements on page 105 of the Company’s 2014 Form 10-K.

The Company advises the Staff that the Company does not otherwise defer any revenue as a result of its workmanship warranties, potential liquidated damages or system output performance warranties. Costs incurred related to these items have generally been minor compared to the value of the related projects.

2.
We note from page 87 and 105 that you could be required to buy back a customer’s system at fair value if certain minimum performance thresholds are not met for periods of up to two years. Please quantify for us the amount of deferred revenue related to these obligations.

The Company advises the Staff that, as of December 28, 2014, the Company did not have any deferred revenue associated with these contractual provisions as a limited number of contracts had active performance warranties of this nature as of December 28, 2014, and the Company anticipates that all performance warranty thresholds in these contracts will be satisfactorily met. As disclosed in Note 9 of the Notes to Consolidated Financial Statements on page 105 of the Company’s 2014 Form 10-K, historically, the Company’s systems have performed significantly above the performance warranty thresholds. The Company advises the Staff that further information regarding these clauses may also be found in the Company’s response to question #3 of the Staff’s comment letter dated June 21, 2012, filed with the Commission on July 17, 2012.

Form 10-Q for the Quarterly Period Ended March 29, 2015

Note 10. Debt and Credit Sources

4.50% Debentures due 2015, page 28

3.
We note the 4.50% debentures matured on March 15, 2015 and you paid holders an aggregate of $324.3 million in cash in connection with the settlement. We further note in the last paragraph of this section that during the three months ended March 29, 2015, you recognized a non-cash loss of $52.0 million, recorded in “Other, net” . . . to recognize the change in fair value prior to expiration of the embedded conversion option. Please reconcile this amount to the disclosures of “Other, net” on the statements of operations on page 4 and in the table for other expense, net in MD&A on page 44.

The Company advises the Staff that, as described under the heading “4.50% Debentures Due 2015” on page 28 of the Company’s Q1 2015 Form 10-Q, the Company settled the outstanding 4.50% Debentures due 2015 (the “2015 Debentures”) and recognized a non-cash loss of $52.0 million, recorded in “Other, net” in the Company’s Consolidated Statements of Operations for Q1 2015 on page 4 of the Q1 2015 Form 10-Q, related to the change in fair value before expiration of the embedded conversion option.

Concurrently with the issuance of the 2015 Debentures in 2010, the Company entered into bond hedge (the “4.50% Bond Hedge”) and warrant transactions, as described under the heading “Call Spread Overlay with Respect to 4.50% Debentures” on page 28 of the Company’s Q1 2015 Form 10-Q. In the last paragraph of this section, located at the top of page 29 of the Q1 2015 Form 10-Q, the Company disclosed that during Q1 2015, the Company exercised its rights under the 4.50% Bond Hedge in connection with the maturity of the 2015 Debentures and, as a result, recognized a non-cash gain of $52.0 million, recorded in “Other, net” in the Company’s Consolidated Statements of Operations for Q1 2015, to recognize the change in fair value before settlement of the 4.50% Bond Hedge.

The $52.0 million non-cash loss related to the embedded conversion option and the $52.0 million non-cash gain related to the 4.50% Bond Hedge offset each other in “Other, net” in the Company’s Consolidated Statements of Operations for Q1 2015. Accordingly, the Company did not separately present the impact of either item. The remaining $2.6 million in “Other, net” is primarily composed of gains and losses on foreign exchange and derivative instruments.

Project Financing, page 30

4.
We note that in October 2014 you entered into a $377 million credit facility (Quinto Credit Facility) whose proceeds will be used primarily to fund the construction of the Quinto Project. As of December 28, 2014 and March 29, 2015, you had outstanding borrowings of $61.5 million and $128.8 million, respectively. According to the statement of cash flows, during the quarter ended March 29, 2015 proceeds from issuance of project loans, net of issuance costs were $90 million. Please reconcile the difference between the change in Quinto credit facility borrowings of $67 million with the statement of cash flows.

The Company advises the Staff that the Company borrowed $67.3 million under the Quinto Credit Facility during Q1 2015, which accounts for the change in outstanding borrowings under the Quinto Credit Facility of $61.5 million and $128.8 million as of December 28, 2014 and March 29, 2015, respectively.

In addition to the Quinto Credit Facility, the Company regularly enters into non-recourse loans in connection with financing its various projects. These loans are not individually material, and, as a result, the Company has described them in the aggregate under the heading “Other Debt” in Note 10 of the Notes to Consolidated Financial Statements on page 31 of the Q1 2015 Form 10-Q. During Q1 2015, the Company entered into a long-term non-recourse credit facility to finance a 52 megawatt utility and power plant in Colorado. As of March 29, 2015, the outstanding borrowings under this facility amounted to $22.6 million, which, together with the $67.3 million borrowed under the Quinto Credit Facility, account for the $90.0 million of proceeds from the issuance of project loans, net of issuance costs, noted in the Consolidated Statements of Cash Flows on page 7 in the Q1 2015 Form 10-Q.

As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of its disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is responsive to your request and we thank you for your attention to this matter. Should you have any questions concerning the foregoing, please address them to the undersigned at (408) 457-2333.

Regards,

/S/ CHARLES D. BOYNTON
Charles D. Boynton
Executive Vice President and Chief Financial Officer

cc:    Lisa Bodensteiner, Executive Vice President, General Counsel and Corporate Secretary, SunPower Corporation
Jeff Lang, Partner, Ernst & Young LLP